

02005789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) to 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1393 Veterans Memorial Highway
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dominick Cidoni (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE RELLA
Notary Public, State of New York
No. 52-4921459
Qualified in Suffolk County
Commission Expires June 20, 2002



Signature

Pres

Title

Subscribed and sworn to before me this

25 day of February 2002



Notary Public

This report* contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of financial position.
- [X] (c) Statement of income (loss).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2001


SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
354
WASH, D.C.
SECTION

TABLE OF CONTENTS

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (an S-corporation) as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Empire Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck + Company, P.C.

Hauppauge, New York
January 25, 2002

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 262,274
Deposits with clearing broker	265,553
Securities owned at market	
Trading	26,437,325
Investment	4,778,078
Other assets	145,300
Property And Equipment – (net of accumulated depreciation)	25,189
	$ 31,913,719

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 1,880,054
Payable to clearing broker, net	22,822,209
Securities sold, not yet purchased, at market	3,925,240
	28,627,503
Stockholder's Equity	
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding	324,156
Additional paid in capital	90,000
Retained earnings	2,872,060
	3,286,216
	$ 31,913,719

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Business Description

The Company is registered with the National Association of Security Dealers (NASD) as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The company maintains a nationwide customer base.

Profit and loss arising from securities entered into for the account and risk of the Company, as well as customers' securities transactions, are reported on a settlement date basis.

Property and Equipment

All property and equipment are recorded at cost and are depreciated over their useful lives using the modified cost recovery system ranging from five to seven years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. The Company may be subject to a New York State franchise tax surcharge if income exceeds certain levels.

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

Note 3 - Deposits With Clearing Brokers

The Company entered into an agreement with a clearing broker (Montgomery Correspondent Services, a division of Banc of America Services, LLC), which requires the Company to maintain a $250,000 "collateral" deposit. As of December 31, 2001, the Company has on deposit, cash of $142,503 and debt securities of $123,050 totaling $265,553. This agreement also requires that the Company maintain a net capital in accordance with Rule 15c3-1 of the 1934 Act of at least $500,000. As of December 31, 2001, the Company meets this minimum net capital requirement (see Note 9).

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 4 - Securities Owned and Sold Not Yet Purchased

Marketable securities owned consist of the following:

	Owned	Sold Not Yet Purchased
United States Treasury Bills	$ 24,950,430	
Equities	1,171,450	$ 3,721,110
Certificate of Deposit	201,974	
Government Securities	3,401,056	
Corp Bonds	1,490,493	
Options	-0-	204,130
	$ 31,215,403	$ 3,925,240

Note 5 - Property and Equipment

Property and equipment are comprised as follows:

Office furniture and fixtures	$ 12,579
Office equipment	72,196
	84,775
Less: accumulated depreciation	59,586
	$ 25,189

Total depreciation expense for the year ended December 31, 2001 amounted to $9,864.

Note 6 - Payable to Clearing Broker - net

Payable to clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

Note 7 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire CD Management, Inc. These companies share office facilities, personnel, operating costs and a common paymaster. In addition, for the year the ended December 31, 2001 the company paid First Empire CD Management, $500,000 for management services.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 8 - Commitments

The Company has entered into lease agreements to rent office space, which have been accounted for as operating leases. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2001 was $557,513. Future minimum lease payments required under these operating leases are as follows:

For the year ending December 31, 2002	$ 548,272
2003	498,586
2004	145,785
	$ 1,192,643

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2001, the Company has net capital of $1,843,065, which is $1,717,722 in excess of its required minimum net capital of $125,343 (the greater of $100,000 or 6.67% of $1,880,054 aggregate indebtedness). At December 31, 2001, the Company's net capital ratio is 1.02 to 1.

Note 10 – 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2001 employer contributions were $50,899.